

Mail Stop 4631

September 18, 2017

Via E-mail
Mr. Robert W. Kuhn
Executive Vice President, Chief Financial Officer and Secretary
AptarGroup, Inc.
475 West Terra Cotta Avenue, Suite E
Crystal Lake, IL 60014

     RE: **AptarGroup, Inc.**
                Form 10-K for the Year Ended December 31, 2016
                Filed February 27, 2017
                Form 10-Q for the Quarter Ended June 30, 2017
                Filed August 2, 2017
                File No. 1-11846

Dear Mr. Kuhn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Financial Statements
Note 1 – Summary of Significant Accounting Policies, Income Taxes, page 8

1.   It appears that prior to the fourth quarter of 2016 you asserted all foreign undistributed earnings were permanently reinvested. It also appears that you changed your assertion with respect to certain foreign undistributed earnings in the fourth quarter of 2016 and in the second quarter of 2017. Please more fully explain to us the specific facts and circumstances that led to each change, including the underlying reasons for repatriating the foreign earnings. Please also more fully explain to us the tax consequences related to each repatriation and the reasons why the tax consequences appear to be different than

your prior disclosures indicated. In addition, please more fully explain to us how you evaluated the criteria regarding the exception to recognize a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for your remaining foreign earnings, including your assertion that they are permanently reinvested. Please describe the evidence that sufficiently demonstrates the remittance of the remaining foreign earnings will be postponed indefinitely.

Note 8 – Derivative Instruments and Hedging Activities, page 13

2.   We note your disclosure that as part of your repatriation activities you have a €700 million intercompany accounts receivable balance on a US dollar functional subsidiary. We also note that you executed foreign currency forward contracts to sell euros and receive US dollars in order to mitigate this exchange rate risk and that the mark-to-market of these forward contracts increased accounts payable and other accrued liabilities as well as other expense, net as of and for the three and six months ended June 30, 2017 by $49.1 million. Please more fully explain to us the terms of the forward contracts, including when and how they will be settled. Please also more fully explain to us how the impact of these contracts will be offset by the revaluation of an intercompany receivable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction